First quarter 2003

  During the quarter, 289,817 lines were added, raising the total to 14,736,253; an annual increase of 8.3%

  From January to March, Internet access accounts rose to 1,234,202, an annual increase of 25.1%, with an addition of 68,801 accounts during the quarter
Relevant figures (Millions of Mexican constant pesos as of March, 2003)	1Q2003	1Q2002	% Increase
Revenues	27,677	27,792	(0.4)
EBITDA	14,237	15,140	(6.0)
Operating income	9,312	10,355	(10.1)
Net income	4,972	5,823	(14.6)
Earnings per share (pesos)*	0.39	0.45	(13.3)

*Considers outstanding shares at the end of each period

Operating results

Local

At the end of the first quarter, TELMEX had 14,736,253 lines in service, an annual increase of 8.3%. During the quarter 289,817 lines were added. Penetration of digital services increased 6 percentage points. At the end of the quarter, 31.8% of lines in service had at least one digital service.

From January to March, total call traffic was 6,470 million calls, 3.1% higher than the same period of 2002. Interconnection traffic with telecommunications operators increased 22.2% totaling 6,069 million minutes in the first quarter of 2003.

Long distance

In the first quarter of 2003, domestic long distance minutes totaled 3,826 million, 9.4% higher than the same period of the previous year.

International long distance traffic decreased as a result of lower incoming traffic, reflecting the practice of illegal by-pass in Mexico. In the first quarter, international long distance traffic totaled 927 million minutes, 25.5% lower than the same period of 2002.

Data

During the first quarter, 68,801 new Internet accounts were added. At March 31, TELMEX had 1,234,202 Internet access accounts an annual increase of 25.1% compared with the same period of 2002. ADSL customers totaled 97,645 representing 7.9% of total accounts in service. Internet service penetration in respect to lines in service reached 8.4%.

TELMEX had 2,009,314 line equivalents for data transmission at the end of the first quarter, an annual increase of 18.2% compared with the same period of the previous year.

TELMEX financial results

For the fist quarter, total revenues were 27,677 million pesos, a decrease of 0.4% compared with the same period of 2002. The decrease in revenues was mainly due to the following:

  Local revenues declined because local traffic has not been enough to offset the reduction of rates in real terms

  Domestic long distance traffic growth practically was enough to offset the reduction of rates in real terms

  The decrease in International long distance revenues was the result of lower incoming traffic due to the practice of illegal by-pass

  Data transmission revenues from Internet services, value added services, rent and installation of line equivalents were 3,242 million pesos, 10.6% more than the same period of 2002.

Operating costs and expenses rose to 18,365 million pesos, an increase of 5.3% compared with last year's first quarter. Commercial, administrative and general expenses increased due to a charge in accounting for pension and seniority premiums as well as higher advertising and promotional expenses in comparison with those of the first quarter in 20002. Cost of sales and services mainly increased due to higher costs of telephone sets and personal computer packages related to Prodigy Internet.

In the first quarter, EBITDA totaled 14,237 million pesos, a decrease of 6% compared with the same period of 2002. Operating income decreased 10.1% reaching 9,312 million pesos. EBITDA and operating margins decreased from a year ago.

Comprehensive financing cost resulted in a charge of 1,683 million pesos in the quarter as a result of a net exchange loss of 2,115 million pesos.

The loss was due to a devaluation of 4.4% of the peso against the US dollar in the quarter. Net interests resulted in a charge of 204 million pesos. Finally, the gain in the monetary position of 636 million pesos partially offset the effects of these adjustments. Nevertheless, comprehensive financing cost was 3.4 times higher than a year ago.

Net income for the first quarter was 4,972 million pesos, 14.6% lower than the same period of 2002. From January 1 to March 31, TELMEX repurchased a total of 136,539,010 of its own shares. TELMEX's earnings per share for the first quarter, based on the number of shares outstanding at period end, were 0.39 pesos.

Consolidated statements of income
Income statement (Millions of Mexican constant pesos as of March, 2003)	1Q2003	1Q2002	% Increase
Operating revenues
Local	12,905	13,219	(2.4)
Domestic long distance	7,519	7,228	4.0
International long distance	2,005	2,513	(20.2)
Interconnection	4,210	3,804	10.7
Other	1,038	1,028	1.0
Total	27,677	27,792	(0.4)

Operating costs and expenses
Cost of sales and services	6,409	6,107	4.9
Commercial, administrative and general	4,079	3,815	6.9
Interconnection	2,952	2,730	8.1
Depreciation and amortization	4,925	4,785	2.9
Total	18,365	17,437	5.3

Operating income	9,312	10,355	(10.1)

Comprehensive financing cost
Net interest	204	1,065	(80.8)
Exchange loss	2,115	259	716.6
Monetary effect	(636)	(835)	(23.8)
Total	1,683	489	244.2

Income before tax and employee profit sharing	7,629	9,866	(22.7)

Provisions for income tax and employee profit sharing	2,621	3,974	(34.0)

Income before equity in results of affiliates	5,008	5,892	(15.0)

Equity in results of affiliates	(36)	(69)	(47.8)

Net income	4,972	5,823	(14.6)

EBITDA	14,237	15,140	(6.0)
EBITDA margin (%)	51.4	54.5	(3.1)
Operating margin (%)	33.6	37.3	(3.7)

Balance sheet (Millions of Mexican constant pesos as of March 2003)	March 2003	March 2002
Assets
Cash and short-term investments	15,294	11,108
Other current assets	21,458	23,442
Plant, property and equipment, net	124,145	123,256
Inventories	1,403	1,109
Other assets	1,649	1,892
Intangible assets	6,762	7,721
Total assets	170,711	168,528

Liabilities and stockholders' equity
Current portion of long-term debt	12,085	12,398
Other current liabilities	19,156	20,515
Long-term debt	55,651	57,288
Pensions and seniority premiums	4,043	5,584
Deferred taxes	14,390	13,613
Total liabilities	105,325	109,398
Stockholders' equity	65,386	59,130
Total liabilities and stockholders' equity	170,711	168,528

Shares Outstanding at March 31, 2003: 12,640,562,715

Exchange rate used at March 31, 2003: 10.7671 pesos per dollar

Local service business
Income statement (Millions of Mexican constant pesos as of March, 2003)	1Q2003	1Q2002	% Increase
Operating revenues
Access, rent and measured service	12,911	13,293	(2.9)
Recovery of LADA special projects	382	402	(5.0)
LADA interconnection	736	768	(4.2)
Interconnection with operators	264	212	24.5
Interconnection with cellular	3,947	3,593	9.9
Other	2,018	1,718	17.5
Total	20,258	19,986	1.4

Operating costs and expenses
Cost of sales and services	4,203	4,030	4.3
Commercial, administrative and general	3,388	3,654	(7.3)
Interconnection	2,945	2,726	8.0
Depreciation and amortization	3,351	3,281	2.1
Total	13,887	13,691	1.4

Operating Income	6,371	6,295	1.2

EBITDA	9,722	9,576	1.5
EBITDA margin (%)	48.0	47.9	0.1
Operating margin (%)	31.4	31.5	(0.1)

Comments on local financial results

The local service income statement prepared in accordance with accounting separation principles shows an increase in revenues for this line of business of 1.4% for the first quarter. This was mainly because interconnection traffic with telecommunications operators grew 22.2%, mostly form "calling party pays".

Total costs and expenses increased 1.4% compared with the same period of 2002. This increase was mainly due to the higher interconnection charges associated with "calling party pays". Commercial, administrative and general cost and expenses decreased 7.3%.

In the first quarter, EBITDA and operating income increased 1.5% and 1.2% compared with the same period of 2002, totaling 9,722 and 6,371 million pesos, respectively.

Long distance business
Income statement (Millions of Mexican constant pesos as of March, 2003)	1Q2003	1Q2002	% Increase
Operating revenues
Domestic long distance	4,307	4,335	(0.6)
International long distance	1,662	2,109	(21.2)
Total	5,969	6,444	(7.4)

Operating costs and expenses
Cost of sales and services	1,103	1,064	3.7
Commercial, administrative and general	1,214	1,172	3.6
Interconnection to the local network	705	733	(3.8)
Cost of LADA special projects	362	391	(7.4)
Depreciation and amortization	576	569	1.2
Total	3,960	3,929	0.8

Operating Income	2,009	2,515	(20.1)

EBITDA	2,585	3,084	(16.2)
EBITDA margin (%)	43.3	47.9	(4.6)
Operating margin (%)	33.7	39.0	(5.3)

Comments on long distance financial results

The long distance service income statement prepared in accordance with accounting separation principles shows that long distance revenues for the first quarter decreased 7.4%. This was mainly due to the reduction of domestic and international long distance rates in real terms and lower ILD incoming traffic due to the practice of illegal by pass of some telecommunications operators resulting in lower settlement revenues.

From January to March, total operating costs and expenses of the long distance business increased 0.8% compared with the same period of 2002. This is the result of higher costs of sales and services due to the increase in the provision for uncollectables.

In the first quarter, EBITDA was 16.2% lower than in the same period of 2002 and operating income for the quarter decreased 20.1% compared with the same period of 2002.